SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13E-3
                                 Amendment No. 4

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                         United Systems Technology, Inc.
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                              (Name of the Issuer)



                         United Systems Technology, Inc.
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                      (Names of Person(s) Filing Statement)



                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)



                                   912913 10 0
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                      (CUSIP Number of Class of Securities)




                                Randall L. McGee
                         United Systems Technology, Inc.
                                   Suite 1109
                                 1850 Crown Road
                               Dallas, Texas 75234
                                 (972) 402-8600
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  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)




                                 with a copy to:
                            Vernon E. Rew, Jr., Esq.
                         Winstead Sechrest & Minick P.C.
                           777 Main Street, Suite 1100
                             Fort Worth, Texas 76102
                                 (817) 420-8209
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         This statement is filed in connection with (check the appropriate box):

     a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. |_| The filing of a registration statement under the Securities Act of 1933.

     c. |_| A tender offer.

     d. |_| None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

     Check the following box if the filing is a final amendment reporting the results of the transaction: |_|


                            Calculation of Filing Fee
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 Transaction Valuation*                    Amount of Filing Fee**
        $463,758                                   $54.58
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     *    Calculated  solely for purposes of  determining  the filing fee.  This amount assumes the acquisition of approximately 5,796,972 shares of Common Stock for $0.08 per share in cash in lieu of issuing fractional shares to holders of less than one share of Common Stock immediately after the proposed reverse stock split and immediately before the proposed forward stock split.

     ** The amount of the filing fee is calculated in accordance with Fee Rate Advisory #6 for Fiscal Year 2005 issued by the SEC, effective December 13, 2004, by multiplying the Transaction Value by 0.00011770.

     |X| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $54.58                Filing Party:  United Systems
                                                              Technology, Inc.
Form or Registration No.: Schedule 13E-3       Date Filed:    June 3, 2005

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement (the "Transaction Statement") is being filed concurrently with the filing of a preliminary proxy statement pursuant to Regulation 14A under the Securities Exchange Act of 1934 (referred to herein as the "Proxy Statement"). The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference. As of the date of this Transaction Statement, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

Item 1.  Summary Term Sheet.

     The section of the Proxy Statement entitled "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) Name and address. The name of the subject company is United Systems Technology, Inc., an Iowa corporation (the "Company"), and the address and phone number of its principal executive offices are Suite 1109, 1850 Crown Road, Dallas, Texas 75234, (972) 402-8600.

     (b) Securities. As of the close of business on March 2, 2005 (the most recent practicable date prior to the initial public announcement of the Reverse/Forward Stock Split), there were 56,178,663 shares of the Company's Common Stock, par value $0.01 per share, issued and outstanding.

     (c) Trading market and price. The Common Stock is traded over-the-counter on the National Association of Securities Dealers, Inc. Over-The-Counter Bulletin Board System under the symbol "USTI.OTB." The high and low bid prices for the Common Stock for each quarter during the past two years are set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Additional Information Regarding the Reverse/Forward Stock Split - Price Range of Common Stock."

     (d) Dividends. The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Additional Information Regarding the Reverse/Forward Stock Split - Dividends" is incorporated herein by reference.

     (e) Prior public offerings. Not applicable. The Company has not made any underwritten public offering of the Common Stock for cash during the three years preceding the filing of this Transaction Statement.

     (f) Prior stock purchases. Not applicable. The Company has not purchased any Common Stock during the two years preceding the filing of this Transaction Statement. The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Additional Information Regarding the Reverse/Forward Stock Split - Prior Stock Purchases by the Company" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

     (a) Name and address. The Company is the filing person and also the subject company. The Company's business address and business telephone number are set forth in Item 2(a) above. The name and address of each executive officer and director of the Company are as follows:

                  Thomas E. Gibbs
                  Chairman of the Board, Chief Executive Officer,
                  President, and Director
                  Suite 1109
                  1850 Crown Road
                  Dallas, Texas 75234
                  (972) 402-8600

                  Randall L. McGee
                  Secretary, Treasurer, Vice-President-Finance, and Director Suite 1109
                  1850 Crown Road
                  Dallas, Texas 75234
                  (972) 402-8600

                  Scott A. Burri
                  Director
                  Suite 1109
                  1850 Crown Road
                  Dallas, Texas 75234
                  (972) 402-8600

                  Earl H. Cohen
                  Director
                  Suite 1109
                  1850 Crown Road
                  Dallas, Texas 75234
                  (972) 402-8600

         (b) Business and background of entities. Not applicable.

     (c) Business and background of natural persons. The information set forth in Item 3(a) above is incorporated herein by reference. During the past five years, none of the natural persons covered under this Item 3(c) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the natural persons covered under this Item 3(c) is a citizen of the United States of America.

Item 4.  Terms of the Transaction.

     (a) Material terms. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS - Purposes of the Reverse/Forward Stock Split," "SPECIAL FACTORS - Reasons for the Reverse/Forward Stock Split," "SPECIAL FACTORS - Effects of the Reverse/Forward Stock Split," and "MEASURE NO. 1 - APPROVAL OF AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION (THE REVERSE/FORWARD STOCK SPLIT)" are incorporated herein by reference.

     (c) Different terms. Not applicable.

     (d) Appraisal rights. Dissenting security holders are entitled to appraisal rights. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Additional Information Regarding the Reverse/Forward Stock Split - Appraisal Rights" is incorporated herein by reference.

     (e) Provisions for unaffiliated security holders. No provision has been made, except as required by Iowa law, to grant unaffiliated security holders access to the Company's corporate files or to obtain counsel or appraisal services at the Company's expense.

     (f) Eligibility for listing or trading. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Effects of the Reverse/Forward Stock Split - Effects on the Company" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     (a)  Transactions. Not applicable.

     (b)  Significant corporate events. Not applicable.

     (c)  Negotiations or contacts. Not applicable.

     (e)  Agreements involving the subject company's securities. Not applicable.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (b) Use of securities acquired. Not applicable. The shares of Common Stock being cashed out in connection with the Reverse/Forward Stock Split will be cancelled. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Stock Certificates " is incorporated herein by reference.

     (c) Plans.

          (1) None.

          (2) None.

          (3) None.

          (4) None.

          (5) None.

          (6) The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS - Purposes of the Reverse/Forward Stock Split," and "SPECIAL FACTORS - Effects of the
     Reverse/Forward Stock Split - Effects on the Company" are incorporated herein by reference.

          (7) The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS - Purposes of the Reverse/Forward Stock Split," and "SPECIAL FACTORS - Effects of the
     Reverse/Forward Stock Split - Effects on the Company" are incorporated herein by reference.

          (8) The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS - Purposes of the Reverse/Forward Stock Split," and "SPECIAL FACTORS - Effects of the
     Reverse/Forward Stock Split - Effects on the Company" are incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

     (a)  Purposes.  The  information  contained  in the  section  of the  Proxy
Statement entitled "SPECIAL FACTORS - Purposes of the Reverse/Forward Stock Split" is incorporated herein by reference.

     (b) Alternatives. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Alternatives Considered by the Board of Directors" is incorporated herein by reference.

     (c) Reasons. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Reasons for the Reverse/Forward Stock Split" is incorporated herein by reference.

     (d) Effects. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Effects of the Reverse/Forward Stock Split" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

     (a)  Fairness.  The  information  contained  in the  section  of the  Proxy
Statement   entitled   "SPECIAL  FACTORS  -  Fairness  of  the  Transaction"  is
incorporated herein by reference.

     (b) Factors considered in determining fairness. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Transaction" is incorporated herein by reference.

     (c) Approval of security holders. The Reverse/Forward Stock Split is not structured so that approval of at least a majority of unaffiliated security holders is required. In addition, the information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Transaction - In General" is incorporated herein by reference.

     (d) Unaffiliated representative. A majority of the directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the going private transaction and/or preparing a report concerning the fairness of the transaction. In addition, the information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Transaction - In General" is incorporated herein by reference.

     (e) Approval of directors. The going private transaction, and the Reverse/Forward Stock Split, were approved by a majority of the directors of the Company who are not employees of the Company. In addition, the information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Transaction - In General" is incorporated herein by reference.

     (f) Other offers. Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

     (a) Report, opinion or appraisal. The Company has received a Valuation, dated March 3, 2005, of the Common Stock from an outside party, Weaver & Tidwell, L.L.P., which Valuation was supplemented by a letter dated May 27, 2005 (referred to as the "W&T Update Letter"). The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Transaction - Valuation of W&T" is incorporated herein by reference.

     (b) Preparer and summary of the report, opinion or appraisal. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Transaction - Valuation of W&T" is incorporated herein by reference.

     (c) Availability of documents. The full text of the Valuation was attached as Exhibit 16(c) to the Company's Schedule 13E-3 filed with the SEC by the Company on March 7, 2003 and will also be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested shareholder or representative of such shareholder who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

     (a) Source of funds. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Additional Information Regarding the Reverse/Forward Stock Split - Sources of Funds and Expenses" is incorporated herein by reference.

     (b) Conditions. Not applicable. No alternative financing plans have been made.

     (c) Expenses. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Additional Information Regarding the Reverse/Forward Stock Split - Sources of Funds and Expenses" is incorporated herein by reference.

     (d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company.

     (a) Securities ownership. The information contained in the section of the Proxy Statement entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT" is incorporated herein by reference.

     (b) Securities transactions. The Company has not and, to the best of the Company's knowledge, none of its directors or officers has effected any transaction in the Common Stock during the 60 days preceding the date of filing this Transaction Statement.

Item 12. The Solicitation or Recommendation.

     (d) Intent to tender or vote in a going-private transaction. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET" and "SPECIAL FACTORS - Fairness of the Transaction" are incorporated herein by reference.

     (e) Recommendations of others. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET" and "SPECIAL FACTORS - Fairness of the Transaction" are incorporated herein by reference.

Item 13. Financial Statements.

     (a) Financial information. The Company's audited financial statements are incorporated by reference in the Proxy Statement from the Company's Annual
Report on Form 10-KSB for the year ended December 31, 2004, as filed with the SEC on March 4, 2005.

     (b) Pro forma information. Not applicable.

     (c) Summary Information. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Summary Financial Information" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or recommendations. Not applicable.

     (b) Employees and corporate assets. The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Additional Information Regarding the Reverse/Forward Stock Split - Sources of Funds and Expenses" is incorporated herein by reference.

Item 15. Additional Information.

     (b) Other material information. None.

Item 16. Exhibits.

     (a)   Preliminary   Proxy  Statement   including  all  appendices   thereto
(incorporated herein by reference to the Proxy Statement on Schedule 14A filed with the SEC by the Company on July 15, 2005).

     (b) None.

     (c)(1) Valuation of W&T, dated March 3, 2005 (included as Exhibit 16(c) to the Company's Schedule 13E-3 filed with the SEC by the Company on March 7,
2005).***

     (c)(2) W&T Update Letter, dated May 27, 2005 (included as Exhibit 16(c)(2) to the Company's Schedule 13E-3 filed with the SEC by the Company on June 3,
2005).***

     (d) None.

     (f) The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Additional Information Regarding the Reverse/Forward Stock Split - Appraisal Rights" is incorporated herein by reference.

     (g) None.

     *** Filed previously

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2005

                                 UNITED SYSTEMS TECHNOLOGY, INC.



                                 By:  /s/ Randall L. McGee
                                     -------------------------------------------
                                     Randall L. McGee, Secretary, Treasurer, and
                                     Chief Financial Officer